UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number 000-51138

GRAVITY CO., LTD.
————————————————————————————————————
(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2024 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – February 14, 2025 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the fourth quarter ended December 31, 2024, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
PRELIMINARY UNAUDITED FOURTH QUARTER 2024 FINANCIAL RESULTS

Tentative consolidated revenue for the fourth quarter of 2024 is KRW 130 billion, and tentative consolidated operating profit is KRW 16 billion.

The preliminary fourth quarter of 2024 result is mainly attributed by increased revenues from THE RAGNAROK launched in Southeast Asia on October 31, 2024, Ragnarok: Rebirth launched in Taiwan, Hong Kong and Macau on October 31, 2024, and Ragnarok X: Next Generation launched in Japan on November 20, 2024. Tentative consolidated revenue for the fourth quarter of 2024 represented a 1.3% increase in QoQ and a 10.7% decrease in YoY.

Unaudited preliminary consolidated revenue for 2024 is KRW 501 billion, and the operating profit is KRW 85 billion.

The preliminary 2024 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2024 will be provided by our annual report for the fiscal year ended December 31, 2024 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 553,202 million as of December 31, 2024.

GRAVITY BUSINESS UPDATES

Two Ragnarok IP-based Games Received ISBN Codes in China

Ragnarok: Back to Glory (Ragnarok: Rebirth, Chinese title: 仙境传说：重生) and PROJECT ABYSS (Chinese title: 仙境传说：初心) have received ISBN codes from the Chinese government on December 24, 2024 and January 21, 2025, respectively.

Ragnarok Online IP-based Games

•THE RAGNAROK, an MMORPG Mobile and PC game

THE RAGNAROK was officially launched in Southeast Asia on October 31, 2024.

•Ragnarok in Wonderland, a Casual Healing Tycoon Mobile game

Ragnarok in Wonderland was officially launched in Korea on December 4, 2024.

•Ragnarok Classic, an MMORPG PC game

Ragnarok Classic was officially launched in Indonesia on December 5, 2024.

•Ragnarok Begins (Chinese Title: RO 仙境傳說：一定要可愛), an Action Side-Scrolling MMORPG Mobile and PC game

Ragnarok Begins (Chinese Title: RO 仙境傳說：一定要可愛) was officially launched in Taiwan, Hong Kong and Macau on February 13, 2025.

•Ragnarok M: Classic, an MMORPG Mobile game

Ragnarok M: Classic, a renewal version of Ragnarok M: Eternal Love, is officially launched in Southeast Asia on February 14, 2025, and is underway for its launch in Taiwan, Hong Kong and Macau in the first half of 2025.

•Ragnarok 3, an MMORPG Mobile and PC game

Ragnarok 3, the new sequel game of Ragnarok Online, is being prepared to be launched in Global within 2026.

•Ragnarok X: Next Generation, an MMORPG Mobile and PC game

Ragnarok X: Next Generation was officially launched in Japan on November 20, 2024 with preparations underway for its launch in North, Central, and South America and Europe in the first half of 2025.

•Ragnarok V: Returns, a 3D MMORPG Mobile and PC game

Ragnarok V: Returns will be officially launched in all nations of Southeast Asia in March 2025.

•Ragnarok M: Eternal Love 2, an MMORPG Mobile and PC Game

Ragnarok M: Eternal Love 2, the next generation new sequel game of Ragnarok M: Eternal Love, is on development.

•Ragnarok Crush, a Puzzle and Tower Defense Mobile game

Ragnarok Crush will be launching in Global except for China and Japan in the third quarter of 2025.

•Ragnarok: Back to Glory (Ragnarok: Rebirth), an MMORPG Mobile game

Ragnarok: Back to Glory (Ragnarok: Rebirth) will be re-launched in Southeast Asia and launched in Korea, in the second quarter of 2025.

•Ragnarok Idle Adventure Plus, an MMORPG Mobile game

Ragnarok Idle Adventure Plus is underway for its launch in Global except for Taiwan, Hong Kong, Macau, China, Korea and Japan in February 2025 and in Taiwan, Hong Kong and Macau in the first half of 2025.

•Ragnarok Promised Adventure (tentative English title), an MMORPG Mobile game

Ragnarok Promised Adventure (tentative English title) is scheduled to be launched within 2025.

•Ragnarok Online, an MMORPG PC game

Ragnarok Online is scheduled to be direct-serviced in Latin America in the second quarter of 2025.

•Ragnarok Landverse, an MMORPG Blockchain and PC game

Ragnarok Landverse Genesis, a global new server onboarding in RONIN platform, will be released in Global in March, 2025.
Ragnarok Landverse will be launched in Vietnam in the first half of 2025 and in Latin America in the second half of 2025. Ragnarok Landverse launching in Vietnam is a PC game without Blockchain.

Other IP-based games

•TOKYO PSYCHODEMIC, a 2D Cinematic Profiling Adventure PC and Console game

TOKYO PSYCHODEMIC was officially launched in Global on November 28, 2024.

•KAMiBAKO, a World Craft RPG PC and Console game

KAMiBAKO was officially launched in Global on January 30, 2025.

•Heroes Gambit, a Strategic Card Battle Mobile game

Heroes Gambit will be launched in Global in the first half of 2025.

•Scorp Hero, a Character Collecting RPG Mobile game

Scorp Hero is underway for its launch in Japan within 2025.

•Snow Brothers 2 Special, an Action and Platformer PC and Console game

Snow Brothers 2 Special will be launched in Global in April 2025.

•Gunbound an MMO Turn-Based Artillery PC game

Gunbound will be launched in Southeast Asia and Latin America in the first half of 2025.

•Dragonica New Origin, an MMORPG PC game

Dragonica New Origin will be launched in Southeast Asia in May 2025.

Expansion of Other IP business

Gravtiy Co., Ltd. has signed a publishing agreement of Nobunaga's Ambition: The Road to the World (tentative English title), a simulation mobile game based on Nobunaga's IP, in Japan with Kingnet Technology (HK) Limited.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the fourth quarter in 2024 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many regions, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2024 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Yujin Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: February 14, 2025